Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS SECOND QUARTER ENDED JUNE 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 12, 2013, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes (“consolidated interim financial statements”) thereto for the three and six month periods ended June 30, 2013. This MD&A should be read in conjunction with IAMGOLD’s annual audited consolidated financial statements and related notes for December 31, 2012 and the related MD&A included in the 2012 annual report. All monetary figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov, IAMGOLD’s shares trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Second Quarter 2013 Highlights – Corporate Developments”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

INDEX

About IAMGOLD	2
Second Quarter 2013 Highlights	2
Outlook	7
Market Trends	9
Quarterly Updates
Operations	11
Development and Expansion Projects	19
Exploration	20
Quarterly Financial Review	23
Financial Condition
Liquidity and Capital Resources	23
Market Risks	24
Shareholders’ Equity	26
Cash Flow	26
Disclosure Controls and Procedures and Internal Control over Financial Reporting	27
Critical Judgments and Estimates	27
Future Accounting Policies	29
Risks and Uncertainties	29
Non-GAAP Performance Measures	29

ABOUT IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complimented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

SECOND QUARTER 2013 HIGHLIGHTS

FINANCIAL

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As a result of the adoption of International Financial Reporting Standards (“IFRS”) 11, Joint Arrangements, effective January 1, 2013, the Company began accounting for its joint venture interests, Sadiola (41%) and Yatela (40%), using the equity method of accounting instead of proportionate consolidation. The Company now reports earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from investments in associates and joint ventures (net of income tax). Although there is no change to net earnings and earnings per share, individual line items such as revenues, cost of sales and income tax expense were affected by collapsing the impact of Sadiola and Yatela to one line. In addition, consolidated net cash from operating activities, investing activities and financing activities within the consolidated statements of cash flows were impacted due to the differences in equity accounting as compared to proportionate consolidation. Refer to note 2(c)(ii) of the consolidated interim financial statements for more information. The Company continues to present operational information about its joint ventures, including, but not limited to gold production, total cash costs, and all-in sustaining costs.

[1]

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

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Revenues for the second quarter 2013 were $301.1 million, down $63.4 million or 17% from the same prior year period. The decrease was related to lower average realized gold price ($42.0 million), gold sales volume ($22.6 million), by-product credits and royalty income ($0.2 million), partially offset by higher niobium sales ($1.4 million). The reduction in sales volume was related to lower production, as expected, at Essakane and Rosebel due to lower throughput and lower grades, and timing differences between production and sales.

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Cost of sales for the second quarter 2013 was $212.6 million, up $11.0 million or 5% from the same prior year period. The increase was a result of higher operating costs ($13.6 million) and higher depreciation expense ($1.0 million), partially offset by lower royalties from lower average realized gold prices ($3.6 million). Operating costs were higher primarily due to the planned processing of Mouska ore compared to the same prior year period when the ore was being stockpiled ($26.4 million) and higher costs from increased mining activity and longer hauling distances at Rosebel ($10.2 million), partially offset by the impact of a power cost adjustment ($12.6 million) and lower sales volume ($12.0 million).

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Net losses attributable to equity holders for the second quarter 2013 were $28.4 million or $0.08 per share, down $81.3 million from the same prior year period. The decrease was mainly related to lower revenues and higher cost of sales noted above ($74.4 million), higher impairment of investments ($24.4 million) and higher losses from investments in associates and joint ventures ($11.2 million), partially offset by lower income tax expense ($18.5 million) and higher gains from changes in estimates of asset retirement obligations at closed sites ($13.8 million).

•	Adjusted net earnings attributable to equity holders[1] for the second quarter 2013 were $30.2 million ($0.08 per share1), down $45.1 million ($0.12 per share) or 60% from the same prior year period.

•

Net cash from operating activities for the second quarter 2013 was $37.9 million, down $31.7 million or 46% from the same prior year period. The decrease is mainly due to lower revenues and higher cost of sales noted above ($74.4 million) and higher changes in non-cash working capital items and non-current ore stockpiles ($26.5 million), partially offset by lower income taxes paid ($58.0 million).

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Net cash from operating activities before changes in working capital[1] for the second quarter 2013 was $68.3 million ($0.18 per share1), down $5.2 million ($0.02 per share) or 7% from the same prior year period.

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Cash, cash equivalents and gold bullion (at market value) was $607.9 million as at June 30, 2013, down $255.4 million since March 31, 2013. The decrease is mainly due to capital expenditures related to mining assets ($190.0 million), loans provided to related parties ($21.7 million), interest paid ($18.9 million) and a decline in the market value for the gold bullion holdings due to a lower closing gold price ($54.7 million), partially offset by net cash from operating activities ($37.9 million).

OPERATIONS

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On July 8, 2013, subsequent to the end of the quarter, the Company reported the death of a local contractor who was engaged in clearing trees for the Rosebel tailing pond expansion project in Suriname.

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Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) for the second quarter 2013 was 0.98 compared to 1.12 for full year 2012, representing a 13% improvement.

GOLD

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Ore from Mouska and Westwood, collectively, the Doyon division, ramped up production levels, as expected, throughout the quarter. While the ore from Mouska is in commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the contribution from the sale of ounces produced from Westwood will be netted against capital expenditures. In total, the Westwood mill is expected to produce between 130,000 and 150,000 ounces in its first year of production. During the second quarter 2013, Mouska produced 41,000 ounces and Westwood produced 10,000 pre-commercial ounces.

•

Attributable total gold production, inclusive of joint venture operations, for the second quarter 2013 was 224,000 ounces, up 20,000 ounces or 10% from the same prior year period. Gold production was higher due to increased production at Mouska (39,000 ounces), Westwood (10,000 ounces) and Sadiola (2,000 ounces), partially offset by lower grades, as expected, at Essakane (19,000 ounces) and lower throughput and grades, as expected, at Rosebel (12,000 ounces). With the ramp up of contribution from the Doyon division, the Company is on track to meet its annual production guidance.

•

Attributable sales volume, inclusive of joint venture operations, for the second quarter 2013 was 201,000 ounces compared to attributable gold production of 214,000 ounces. The difference was mainly related to Mouska (6,000 ounces), due to a late production run in June, which was sold early in July.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

•

Total cash costs[1] – gold mines[2] for the second quarter 2013 were $787 per ounce, up 7% from the same prior year period. Total cash costs in the quarter were favourably impacted by an adjustment to the power cost accrual at Rosebel reflecting the updated contract parameters, including the impact of the gold price. The year-over-year increase was mainly due to the impact of expected lower grades and the increase in processing hard rock together with inflationary cost pressures across all sites. The Company benefited from mine re-sequencing, mostly at Rosebel, to access ore with a higher grade than what otherwise would have been mined.

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All-in sustaining costs[1] – gold mines[2] for the second quarter 2013 were $1,196 per ounce sold, up 10% from the same prior year period. The year-over-year increase is mainly for the reasons indicated above for total cash costs and due to the increase in sustaining capital expenditures to support the higher hard rock capacity levels at Rosebel and Essakane. All-in sustaining costs – total for the second quarter 2013 were $1,143 per ounce sold, up 5% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin[1] and sustaining capital expenditures.

•

With 55% of the cost reduction target achieved by the end of the second quarter 2013, the Company expects to reach its $100 million target by the end of 2013, and as such, the Company has lowered its total cash costs and all-in sustaining costs guidance.

NIOBIUM

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Niobium production for the second quarter 2013 was 1.2 million kilograms, consistent with the same prior year period. The operating margin per kilogram of niobium for the second quarter 2013 was $17 per kilogram, up 13% from the same prior year period.

CORPORATE DEVELOPMENTS

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Since announcing the $100 million cost reduction program in March of this year, 55% of planned reductions have been removed from the Company’s cost structure. The objective was to reduce operating costs, including general and administrative costs at sites by $54 million, exploration expenses by $40 million and corporate general and administrative costs by $6 million. The following table indicates the cost savings realized as at June 30, 2013, and examples of how this has been achieved

Operations Examples

Target: $54 Million

Realized year-to-date: $22 Million

Reducing Power Costs and Consumption of Consumables

•	Re-allocated a portion of the Rosebel mine’s power draw, including that required to support the third ball mill, to the more favourable of two agreements governing the purchase of power.

•	Reduced consumption of energy and steel in the SAG and ball mill grinding process through accelerated commissioning of the pebble mill at Essakane.

•	Reduced cyanide consumption at Rosebel following commissioning of the third ball mill, which also enabled increased throughput to the gravity circuit.

Reducing Labour Costs

•	Implemented transition plan to replace more expats with nationals.

•	Reduced staffing requirements in mining/maintenance though business process and operating efficiency improvements.

•	Replaced consultants with in-house technical services team.

Renegotiating Mining Camp Supply Contracts

•	Consolidated bus contracts for transporting workers to and from the Essakane mine resulting in a 5% rate reduction.

•	Negotiated price discounts from local suppliers at Essakane, such as food and security.

Improving Operating Efficiencies and Reducing Maintenance Costs

•	Reduced equipment standby time through better management of shift changes.

•	Replacement of the oil renewal system has reduced frequency and cost of preventive truck maintenance.

•	Replacement of smaller 777 trucks at Rosebel with larger 785 trucks that have improved technology and lower maintenance requirements.

•	Increased drilling and blasting efficiencies by increasing bench height, particularly in waste zones, to 9-10 metres from 5-6 metres as was the prior practice.

•	Improvements and redesign to the mine roads have improved tire life, reduced hauling distance and lowered maintenance costs.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Doyon division, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Exploration Examples

Target: $40 Million

Realized year-to-date: $30 Million ($12.9 million greenfield, $13.0 brownfield and $4.1 million Côté Gold)

•	Downsized exploration teams by one-third mainly in West Africa, Suriname, Brazil and Côté Gold.

•	Reduced drilling activities mainly in Mali, Burkina Faso, Peru and Suriname.

•	Reprioritized projects and deferred others.

•	Deferred or redesigned certain study elements related to the Côté Gold prefeasibility study and exploration program.

Corporate Examples

Target: $6 Million

Realized year-to-date: $3 Million

•	Reduced use of consultants.

•	Lower stock-based compensation.

•	Increased reliance on communication technology resulting in less travel.

•	Other general administration.

•

The previously announced joint venture agreement with the Government of Suriname approved by the country’s National Assembly on April 13, 2013 has set the stage for the future production of potentially higher grade, softer rock. The Company will have a 70% participating interest and the Government of Suriname a 30% participating interest, with any production from the joint venture area subject to a power rate of $0.11 per kilowatt hour. As the Company moves forward, it will have to acquire additional properties and further delineate surrounding resources before an assessment can be made of what work is required to bring these resources into production.

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The Company’s decision to commit to future expansion and development projects will be conditional on a number of factors. The Company will not proceed with the Sadiola sulphide project without both a partner and a gold price environment necessary to generate strong project returns. The Côté Gold project, an attractive asset for the Company’s longer-term production profile, is expected to obtain required mining permits by the end of 2014, and, depending on the outcome of the prefeasibility study at the end of 2013, complete the feasibility study by mid-2015. A decision to proceed will depend on project economics based on the projected gold price. While the expected rate of return for the projected Niobec expansion is attractive and the feasibility study will be completed this year, this project will remain on hold indefinitely until there is a partner to jointly fund the project.

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IAMGOLD was included on the 2013 Maclean’s/Sustainalytics list of the 50 Most Socially Responsible Corporations in Canada. This is the fourth straight year that the Company has been included in the list, which recognizes leading Canadian businesses for their sustainability efforts and commitment to corporate responsibility.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Summary of Financial and Operating Results
Ended June 30	Three months			Six months
	2013	Change	2012[1]	2013	Change	2012[1]
Financial Results ($ millions, except where noted)
Revenues	$301.1	(17%)	$364.5	$606.4	(16%)	$718.6
Cost of sales	$212.6	5%	$201.6	$397.0	4%	$380.4
Earnings from mining operations[2]	$88.5	(46%)	$162.9	$209.4	(38%)	$338.2

Net earnings/(losses) attributable to equity holders of IAMGOLD	$(28.4)	(154%)	$52.9	$(17.5)	(110%)	$172.1
Basic net earnings/(losses) per share ($/share)	$(0.08)	(157%)	$0.14	$(0.05)	(111%)	$0.46

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$30.2	(60%)	$75.3	$87.9	(47%)	$166.9
Basic adjusted net earnings per share[2] ($/share)	$0.08	(60%)	$0.20	$0.23	(48%)	$0.44

Net cash from operating activities	$37.9	(46%)	$69.6	$137.4	(37%)	$218.8
Net cash from operating activities before changes in working capital[2]	$68.3	(7%)	$73.5	$183.5	(28%)	$254.3
Net cash from operating activities before changes in working capital ($/share)[2]	$0.18	(10%)	$0.20	$0.49	(28%)	$0.68

Key Operating Statistics
Gold sales – attributable (000s oz)	201	(5%)	212	372	(9%)	407
Gold production – attributable (000s oz)	214	5%	204	402	(2%)	411

Average realized gold price[2] ($/oz)	$1,373	(14%)	$1,593	$1,493	(9%)	$1,645
Total cash costs[2] – gold mines ($/oz)	$787	7%	$737	$787	11%	$708
Gold margin[2] ($/oz)	$586	(32%)	$856	$706	(25%)	$937

All-in sustaining costs[2,3] – gold mines ($/oz)	$1,196	10%	$1,083	$1,239	17%	$1,057
All-in sustaining costs – total[4] ($/oz)	$1,143	5%	$1,089	$1,180	12%	$1,050

Niobium production (millions of kg Nb)	1.2	—	1.2	2.4	4%	2.3
Niobium sales (millions of kg Nb)	1.3	8%	1.2	2.5	4%	2.4
Operating margin[2] ($/kg Nb)	$17	13%	$15	$17	13%	$15

Financial Position ($ millions)	June 30, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
— at market value	$607.9	(40%)	$1,020.6
— at cost	$544.2	(39%)	$894.2
Total assets	$5,183.1	(2%)	$5,295.6
Long-term debt	$639.5	—	$638.8
Available credit facilities	$750.0	—	$750.0

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	By-product credits are included in the calculation of this measure, refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[4]

Total, as used with all-in sustaining costs, includes the impact of Niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table on page 12.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

OUTLOOK

Production guidance maintained and cost guidance lowered for 2013.

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division[1] (000s oz)	130 – 150

Total owner-operator production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Total cash costs[2] – owner-operator ($/oz)	$750 – $800
Total cash costs – gold mines ($/oz)	$790 – $840

All-in sustaining costs[2] – owner-operator ($/oz)	$1,100 – $1,200
All-in sustaining costs – gold mines ($/oz)	$1,150 – $1,250

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin[2] ($/kg Nb)	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 to 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

The Company maintains its 2013 annual gold production guidance range of 875,000 to 950,000 ounces. Production is expected to trend higher in the third quarter and is expected to end the year within guidance.

With 55% of the cost reduction target achieved to date, the Company is lowering its 2013 total cash costs – gold mines guidance to a range of $790 to $840 per ounce produced, from a range of $850 to $925. Compared to the first half of the year, total cash costs for the remainder of the year are expected to trend higher, mainly due to increasing hard rock at Essakane and Rosebel. The Company has lowered its 2013 all-in sustaining costs – gold mines guidance to a range of $1,150 to $1,250 per ounce sold from a range of $1,200 to $1,300. The decrease relates to lower guidance for total cash costs.

As disclosed in the Company’s annual MD&A, depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane. Depreciation expense is expected to be in the range of $175 million to $185 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

The outlook is based on assumptions for the remainder of the year using an average realized gold price of $1,350 per ounce, Canadian$ / $ exchange rate of 1.00, $ / Euro exchange rate of 1.30 and average crude oil price of $95 per barrel.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

EFFECTIVE TAX RATE

The unusually high effective tax rate for the second quarter 2013 was mainly due to items not representative of the Company’s core gold and niobium businesses. Most significant, was the $39.3 million in total impairment charges relating to the decline in the market value of marketable securities and equity investments for which there is limited tax deductibility. These items, along with others, may be found in the adjusted net earnings attributable to equity holders reconciliation in the non-GAAP performance measures section of the MD&A. After considering the tax impact of those items listed in that reconciliation, the effective adjusted tax rate for the six months ended June 30, 2013 was 39%, slightly higher than the annual effective tax rate of 38% given as guidance due to the geographical mix of income.

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 million and 5.1 million kilograms of niobium in 2013 at an operating margin1 between $15 and $17 per kilogram.

CAPITAL EXPENDITURES OUTLOOK2

The 2013 capital expenditure outlook is maintained for the Company’s owned and operated sites as set out below.

($ millions)	Sustaining	Development/ Expansion		Total
Owner-operator
Rosebel	$108	$22	[3]	$130
Essakane	100	200		300
Westwood	20	80		100

	228	302		530
Niobec	31	49		80
Corporate	5	—		5

Total owner-operator	264	351		615
Joint ventures – Sadiola[4] and Yatela	30	45		75

	$294	$396		$690

We are maintaining our capital expenditure outlook for 2013 for operations owned and operated by IAMGOLD. For Sadiola, the sustaining capital guidance has been increased by $10 million due to higher capitalized stripping, and the development/expansion capital guidance has been increased by $15 million to reflect our share of additional expansion spending by our joint venture partner that is expected to be higher than originally forecasted. Studies are underway to evaluate alternative processing options for the sulphide ore at reduced capital costs.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Capitalized borrowing costs are not included.
[3]

The feasibility study to determine the optimum mine plan scenario for Rosebel, and which will be incorporating the recently announced reduced power rates, is expected to be completed at the end of the third quarter 2013. The associated capital program, if any, would depend on the outcome of the feasibility study.

[4]

Attributable capital expenditures of $75 million include sustaining capital expenditures, capitalized stripping costs and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide expansion project.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

The financial performance of the Company is closely linked to the price of gold. The Company is heavily reliant on the market price of gold, which is a variable outside of the Company’s control.

For the second quarter 2013, the gold price has displayed volatility with spot daily closings between $1,192 and $1,584 per ounce (second quarter 2012: between $1,540 and $1,678 per ounce) from the London Bullion Market Association.

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Average market gold price ($/oz)	$1,415	(12%)	$1,609	$1,523	(8%)	$1,651
Average realized gold price[1] ($/oz)	$1,373	(14%)	$1,593	$1,493	(9%)	$1,645
Closing market gold price ($/oz)				$1,192	(25%)	$1,599

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

In light of the significant decline in the gold price during the second quarter 2013, the Company re-evaluated the gold price assumptions used in its impairment assessment. Refer to the critical judgments and estimates section for more information.

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% at the end of 2012. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. The steel industry continues to grow production, mainly due to continued output from China. For the first time in quite a while there was quarter-over-quarter growth in steel production in China, Europe and Japan, with overall growth of 3%. With the growth in Europe and Japan during the quarter, worldwide niobium consumption grew 19%, a significant improvement from the decline experienced year-over-year. As for Niobec, the niobium business continues to be a stable business, with prices and volumes holding steady.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the second quarter 2013. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

Three months ended June 30	2013	2012
Average rates
• Canadian$ / $	1.0231	1.0101
• $ / Euro	1.3061	1.2830

Closing rates
• Canadian$ / $	1.0518	1.0165
• $ / Euro	1.3017	1.2658

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

For the remainder of 2013, the Company will continue to have Canadian dollar requirements due to the capital expenditures required for Westwood, the Côté Gold prefeasibility work, Niobec’s expansion feasibility project and its operations. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. During 2013, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to financial condition – market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.1 million barrels of fuel in 2013. During the second quarter 2013, the oil price displayed volatility with spot daily closings between $87 and $98 per barrel.

Three months ended June 30	2013	2012
Average market oil price ($/barrel)	$94	$93
Closing market oil price ($/barrel)	$96	$85

Refer to financial condition – market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities on total cash costs1 per ounce of gold produced and all-in sustaining costs1 per ounce of gold sold around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2013 production and capital expenditure levels.

	Change of	Annualized Impact on Total Cash Costs[1] – Gold Mines by $/oz	Annualized Impact on All-in Sustaining Costs[1] – Gold Mines by $/oz
Gold price	$100/oz	$5	$5
Oil price	$10/barrel	$13	$13
Canadian$ / $	$0.10	$11	$15
$ / Euro	$0.10	$11	$15

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

QUARTERLY UPDATES

OPERATIONS

	Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
Ended June 30	Three months		Six months		Three months		Six months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator (100%)	183	198	338	376	$1,362	$1,591	$1,485	$1,645
Joint ventures[3]	28	28	56	58	$1,446	$1,607	$1,540	$1,649

Total	211	226	394	434	$1,373	$1,593	$1,493	$1,645

[1]

Attributable sales volume for the three months ended June 30, 2013 and 2012 was 201,000 and 212,000 ounces, respectively, and for the six months ended June 30, 2013 and 2012 was 372,000 and 407,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP .
[3]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).

	Gold Production (000s oz)				Total Cash Costs[1] ($/oz)
Ended June 30	Three months		Six months		Three months		Six months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	82	94	171	187	$745	$696	$730	$666
Essakane (90%)	62	81	127	161	729	587	729	574
Doyon division[2] (100%)	41	2	46	4	811	143	831	137

	185	177	344	352	754	641	744	619

Joint ventures
Sadiola (41%)	24	22	43	47	901	1,213	966	1,104
Yatela (40%)	5	5	15	12	1,388	1,864	1,295	1,730

	29	27	58	59	995	1,349	1,045	1,234

Total commercial operations	214	204	402	411	787	737	787	708

Doyon division[2] (100%)	10	—	10	—	—	—	—	—

	224	204	412	411	787	737	787	708

Cash costs[1], excluding royalties					720	650	710	619
Royalties					67	87	77	89

Total cash costs					$787	$737	$787	$708

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]

In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

	All-in Sustaining Costs[1] ($/oz)
Ended June 30	Three months		Six months
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	$1,043	$981	$1,100	$921
Essakane (90%)	1,168	871	1,179	866
Doyon division (100%)	905	714	922	823

	1,058	930	1,111	894
Corporate general and administrative	75	72	80	73

	1,133	1,002	1,191	967

Joint ventures
Sadiola (41%)	1,370	1,293	1,377	1,325
Yatela (40%)	2,395	2,643	1,870	2,586

	1,575	1,602	1,514	1,595

All-in sustaining costs – gold mines	1,196	1,083	1,239	1,057
Niobium contribution[2]	(53)	6	(59)	(7)

All-in sustaining costs – total[3]	$1,143	$1,089	$1,180	$1,050

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[3]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

CAPITAL EXPENDITURES1

Ended June 30, 2013	Three months			Six months
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$26.7	$3.3	$30.0	$62.7	$15.6	$78.3
Essakane[2]	30.3	56.1	86.4	60.8	101.7	162.5
Westwood	—	43.7	43.7	—	95.6	95.6

Total gold segments	57.0	103.1	160.1	123.5	212.9	336.4
Niobec	10.7	14.1	24.8	19.1	23.9	43.0
Corporate and other	—	—	—	0.2	—	0.2

Total capital expenditures, consolidated	67.7	117.2	184.9	142.8	236.8	379.6
Joint ventures[3] – Sadiola and Yatela	12.2	1.4	13.6	19.2	8.8	28.0

	$79.9	$118.6	$198.5	$162.0	$245.6	$407.6

[1]	Capitalized borrowing costs are not included.
[2]

On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $25.4 million and $27.3 million respectively for the three months ended June 30, 2013 and $59.6 million and $54.7 million respectively for the six months ended June 30, 2013.

[3]	Attributable capital expenditures of joint ventures: Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	3,090	(4%)	3,217	5,507	(18%)	6,716
Total operating material mined (000s t)	13,516	14%	11,830	24,470	(2%)	25,033
Capital waste mined (000s t)	696	274%	186	3,019	206%	987
Strip ratio[1]	3.6	33%	2.7	4.0	48%	2.7
Ore milled (000s t)	3,056	(4%)	3,182	5,954	(6%)	6,313
Head grade (g/t)	0.93	(8%)	1.01	0.99	(3%)	1.02
Recovery (%)	94	(2%)	96	95	—	95
Gold production – 100% (000s oz)	86	(13%)	99	180	(9%)	197
Attributable gold production – 95% (000s oz)	82	(13%)	94	171	(9%)	187
Gold sales – 100% (000s oz)	83	(23%)	108	166	(15%)	195

Performance measures
Average realized gold price[2] ($/oz)	$1,370	(14%)	$1,592	$1,500	(9%)	$1,641
All-in sustaining costs[2] ($/oz)	$1,043	6%	$981	$1,100	19%	$921
Cash costs[2] excluding royalties ($/oz)	$665	10%	$604	$643	13%	$571
Royalties ($/oz)	$80	(13%)	$92	$87	(8%)	$95
Total cash costs[2] ($/oz)	$745	7%	$696	$730	10%	$666

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for the second quarter 2013 was 13% lower than the same prior year period mainly due to expected lower throughput, grades and recoveries, all of which were related to the harder rock encountered. Towards the end of the second quarter 2013, the site commissioned the third ball mill which is expected to have a positive impact on processing harder rock.

Total cash costs per ounce produced were 7% higher compared to the same prior year period. Cash costs in the quarter were favourably impacted by an adjustment to the power cost accrual reflecting the updated contract parameters, including the impact of the gold price. The increase in total cash costs was mainly due to lower production, increased labour costs, higher maintenance costs and higher fuel costs from longer hauls. All-in sustaining costs during the current quarter were 6% higher compared to the same prior year period mainly due to higher cash costs and lower sales volume due to timing of sales, partially offset by lower sustaining capital expenditures. Sustaining capital expenditures for the second quarter 2013 were $26.7 million, a decrease of $2.3 million from the same prior year period primarily due to lower spending on mining equipment and lower resource development expenditures.

During the second quarter 2013, sustaining capital expenditures were $26.7 million and included mining equipment ($6.2 million), capitalized stripping ($1.8 million), resource development ($3.2 million), tailings dam ($2.0 million), capital spares ($3.3 million) and other sustaining capital ($10.2 million).

Outlook

The Company maintains the guidance provided for the Rosebel mine. Rosebel’s attributable production in 2013 is expected to be between 365,000 and 385,000 ounces. Capital expenditures for the full year 2013 are expected to be approximately $130 million related to mining equipment ($50 million), tailings dam ($15 million), capital spares ($10 million), completion of the third ball mill ($7 million), resource delineation ($15 million), capitalized stripping ($15 million) and other sustaining capital ($18 million). Outlook for capital expenditures related to the feasibility study will not be finalized until the power rate is determined.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	3,100	7%	2,906	5,134	(6%)	5,471
Total operating material mined (000s t)	3,154	(18%)	3,835	5,285	(28%)	7,347
Capital waste mined (000s t)	7,597	48%	5,136	16,493	85%	8,921
Strip ratio[1]	2.5	19%	2.1	3.2	60%	2.0
Ore milled (000s t)	2,587	(5%)	2,711	5,199	(3%)	5,337
Head grade (g/t)	0.90	(21%)	1.14	0.91	(19%)	1.13
Recovery (%)	93	2%	91	93	1%	92
Gold production – 100% (000s oz)	69	(23%)	90	141	(21%)	179
Attributable gold production – 90% (000s oz)	62	(23%)	81	127	(21%)	161
Gold sales – 100% (000s oz)	65	(24%)	86	137	(21%)	174

Performance measures
Average realized gold price[2] ($/oz)	$1,365	(14%)	$1,590	$1,503	(9%)	$1,647
All-in sustaining costs[2] ($/oz)	$1,168	34%	$871	$1,179	36%	$866
Cash costs[2] excluding royalties ($/oz)	$665	31%	$509	$656	33%	$494
Royalties ($/oz)	$64	(18%)	$78	$73	(9%)	$80
Total cash costs[2] ($/oz)	$729	24%	$587	$729	27%	$574

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production was 23% lower than the same prior year period as a result of expected lower grades and lower throughput, partially offset by higher recoveries. Throughput was lower than the prior year by 5% as a result of a five day mill shutdown to accommodate mill expansion activities, including a new pebble crusher and the tie-in of additional CIL tanks. During the second quarter 2013, Essakane continued stripping in Phase 2 of the push-back of the main pit.

Total cash costs per ounce produced during the second quarter 2013 were higher compared to the same prior year period mainly due to the impact of lower grades, higher energy prices and consumption and upward pressure on consumable prices. All-in sustaining costs during the current quarter were 34% higher compared to the same prior year period mainly due to higher cash costs and higher sustaining capital expenditures. Sustaining capital expenditures for the second quarter 2013 were $30.3 million, an increase of $6.3 million from the same prior year period. The increase is primarily due to higher capitalized stripping partially offset by lower resource development expenditures.

During the second quarter 2013, sustaining capital expenditures were $30.3 million, which included capitalized stripping costs ($19.6 million), mining equipment ($4.8 million), resource development ($2.4 million) and other sustaining capital ($3.5 million).

Outlook

The Company maintains the guidance provided for the Essakane mine. Essakane’s attributable production in 2013 is expected to be between 255,000 and 275,000 ounces. The mine is expected to process more hard and transitional rock at a lower head grade compared to 2012. Capital expenditures for the full year 2013 are expected to be approximately $300 million related to the plant expansion ($200 million), capitalized stripping ($74 million), resource delineation ($11 million) and other sustaining capital ($15 million).

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Total operating material mined (000s t)	17	13%	15	43	30%	33
Ore milled (000s t)	96	—	—	112	—	—
Head grade (g/t)	14.68	—	—	14.25	—	—
Recovery (%)	91	—	—	91	—	—
Gold production – 100% (000s oz)	41	1,950%	2	46	1,050%	4
Gold sales – 100% (000s oz)	35	775%	4	35	400%	7

Performance measures
Average realized gold price[1] ($/oz)	$1,336	(17%)	$1,605	$1,336	(20%)	$1,678
All-in sustaining costs[1] ($/oz)	$905	27%	$714	$922	12%	$823
Cash costs[1] excluding royalties ($/oz)	$780	636%	$106	$800	700%	$100
Royalties ($/oz)	$31	(16%)	$37	$31	(16%)	$37
Total cash costs[1] ($/oz)	$811	467%	$143	$831	507%	$137

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production commenced at the end of March at the Westwood mill of the Doyon division. Ore from the Mouska mine was processed in the mill during the second quarter 2013. Total cash costs per ounce produced were higher compared to the same prior year period as gold production for the prior period related to the mill clean-up process. All-in sustaining costs during the current quarter were 27% higher compared to the same prior year period when marginal gold was produced from the mill clean-up process.

Towards the end of the second quarter, the service hoist at the Westwood mine experienced a software malfunction. This resulted in the loss of use of the hoist and some damage to the shaft compartment. As the software was under warranty there was no cost to the repair work, which was completed in early August. During the repair period the Doyon shaft was used to remove ore from the Westwood mine.

Outlook

The Company maintains the guidance provided for the Doyon division. The Doyon division includes the Mouska mine and the Westwood mine. The Mouska mine is scheduled to close at the end of 2013 and the Westwood mine is expected to reach commercial production by October 2013. Total Doyon division gold production in 2013 is expected to be between 130,000 and 150,000 ounces. Capital expenditures for the full year 2013 are expected to be approximately $100 million and include underground mine development ($45 million), underground mine equipment ($29 million), shaft sinking ($5 million), underground and surface construction ($14 million) and resource delineation ($7 million).

Until the mine site achieves commercial production, the contribution from the gold produced at Westwood in the interim period will be applied as a credit against mining assets in the consolidated balance sheets. The revenues from the gold sold after obtaining commercial production at Westwood will be reported in the consolidated statements of earnings.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	138	(52%)	288	337	(25%)	452
Total operating material mined (000s t)	1,690	(46%)	3,128	4,094	(15%)	4,814
Capital waste mined (000s t)	1,996	156%	779	2,730	(7%)	2,925
Strip ratio[1]	25.7	104%	12.6	19.2	19%	16.1
Ore milled (000s t)	521	13%	462	959	5%	910
Head grade (g/t)	1.38	(20%)	1.72	1.36	(29%)	1.91
Recovery (%)	93	11%	84	93	11%	84
Attributable gold production (000s oz)	24	9%	22	43	(9%)	47
Attributable gold sales (000s oz)	22	—	22	40	(13%)	46

Performance measures
Average realized gold price[2] ($/oz)	$1,450	(10%)	$1,606	$1,534	(7%)	$1,648
All-in sustaining costs[2] ($/oz)	$1,370	6%	$1,293	$1,377	4%	$1,325
Cash costs[2] excluding royalties ($/oz)	$815	(27%)	$1,116	$878	(13%)	$1,008
Royalties ($/oz)	$86	(11%)	$97	$88	(8%)	$96
Total cash costs[2] ($/oz)	$901	(26%)	$1,213	$966	(13%)	$1,104

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for the second quarter 2013 was 9% higher compared to the same prior year period driven by higher throughput and improved recoveries partially offset by lower grades.

Total cash costs per ounce produced were 26% lower compared to the same prior year period mainly as a result of lower reagent and maintenance costs combined with higher production. Royalties were lower as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were higher compared to the same prior year period mainly due to higher sustaining capital expenditures. Sustaining capital expenditures for the second quarter 2013 were $11.2 million, an increase of $7.1 million from the same prior year period primarily due to higher capitalized stripping.

During the second quarter 2013, attributable sustaining capital expenditures were $11.2 million and consisted of spending on capitalized stripping ($8.7 million), pit design and development ($1.4 million) and various smaller projects ($1.1 million).

Sadiola did not distribute a dividend in the second quarters 2013 and 2012.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Ore mined (000s t)	38	(63%)	103	80	(65%)	226
Total operating material mined (000s t)	1,285	(41%)	2,182	2,491	(43%)	4,357
Strip ratio[1]	32.4	60%	20.2	30.0	64%	18.3
Ore milled (000s t)	295	17%	252	551	11%	498
Head grade (g/t)	0.67	(6%)	0.71	0.90	22%	0.74
Attributable gold stacked (000s oz)	6	—	6	16	33%	12
Attributable gold production (000s oz)	5	—	5	15	25%	12
Attributable gold sales (000s oz)	6	—	6	16	33%	12

Performance measures
Average realized gold price[2] ($/oz)	$1,430	(11%)	$1,608	$1,558	(6%)	$1,653
All-in sustaining costs[2] ($/oz)	$2,395	(9%)	$2,643	$1,870	(28%)	$2,586
Cash costs[2] excluding royalties ($/oz)	$1,300	(26%)	$1,755	$1,170	(28%)	$1,631
Royalties ($/oz)	$88	(19%)	$109	$95	(4%)	$99
Total cash costs[2] ($/oz)	$1,388	(26%)	$1,864	$1,265	(27%)	$1,730

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for the second quarter 2013 was in line with the same prior year period. Total operating material mined was 41% lower compared to the same prior year period as the mine nears the end of life.

Total cash costs per ounce produced in the second quarter 2013 were lower compared to the same prior year period due to lower contractor costs and the impact of the impairment of inventories during first quarter 2013 which have reduced the net cost of gold produced. The 19% decrease in royalties reflected lower average realized gold prices. All-in sustaining costs per ounce sold were lower compared to the same prior year period mainly due to lower sustaining capital expenditures and were higher than total cash costs due to the inclusion of the inventory write down, which is excluded from total cash costs.

During the second quarter 2013, attributable sustaining capital expenditures were $1.0 million and consisted of additional heap leach pads ($0.7 million) and various smaller projects ($0.3 million).

Yatela did not distribute a dividend in the second quarters 2013 and 2012.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Mine operating statistics
Total operating material mined (000s t)	569	18%	483	1,159	10%	1,053
Ore milled (000s t)	561	7%	522	1,126	5%	1,077
Grade (% Nb2O5 )	0.53	—	0.53	0.56	4%	0.54
Niobium production (millions of kg Nb)	1.2	—	1.2	2.4	4%	2.3
Niobium sales (millions of kg Nb)	1.3	8%	1.2	2.5	4%	2.4

Operating margin[1] ($/kg Nb)	$17	13%	$15	$17	13%	$15

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Niobium production in the second quarter 2013 was in line with the same prior year period as consistent Nb2O5 ore grades were realized together with higher throughput tonnage.

Niobium revenues increased to $49.8 million in the second quarter 2013 compared to $48.4 million in the same prior year period due to marginally higher sales volume. The operating margin in the second quarter 2013 was 13% higher compared to the same prior year period as a result of decreased costs due to improved operational efficiencies.

During the second quarter 2013, sustaining capital expenditures were $10.7 million and consisted of underground mine development ($3.4 million), completion of the underground garage ($1.2 million), capital spares ($1.3 million), mill optimization ($1.2 million) and various other projects ($3.6 million).

Outlook

The Niobec mine’s production for 2013 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. Capital expenditures for the full year 2013 are expected to be $80 million and include completion of the expansion feasibility study, land acquisitions and mine development associated with the expansion ($49 million), underground mine development for near-term production ($9 million), completion of the mill expansion to reach a throughout rate of 285 tonnes per hour ($4 million), completion of the underground garage ($3 million), and other sustaining capital ($15 million).

The timing of further capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the completion of the feasibility study in the third quarter 2013. Regardless of project economics related to the expansion, the Company will not move forward without a partner to participate in the funding.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

DEVELOPMENT AND EXPANSION PROJECTS

Ended June 30	Three months		Six months
($ millions)	2013	2012	2013	2012
Rosebel – expansion	$3.3	$19.1	$15.6	$24.2
Essakane – expansion	56.1	23.2	101.7	40.1
Westwood – development	43.7	46.2	95.6	85.3
Niobec – expansion	14.1	0.8	23.9	1.7

	117.2	89.3	236.8	151.3
Joint ventures – expansion – Sadiola sulphide project (41%)	1.4	5.6	8.8	10.7

Capitalized Development and Expansion Expenditures	$118.6	$94.9	$245.6	$162.0

ROSEBEL EXPANSION

On August 7, 2013 the Company announced an agreement with the Government of Suriname to reduce the power rates supporting the current and future operations at Rosebel. The reduced power rates will support the transition of Rosebel’s existing operations to process harder rock and will potentially reduce costs at the site by up to $50 per ounce. This agreement, which will lead to improved operating margins and a longer mine life, complements the joint venture agreement at lower power rates targeting softer ore surrounding the current operation. These new agreements will be incorporated into the feasibility assessments of several expansion scenarios for presentation to the Company’s Board at the end of the third quarter and will lead to an announcement detailing the future plans for Rosebel.

The previously announced joint venture agreement with the Government of Suriname was approved by the country’s National Assembly on April 13, 2013 and has set the stage for the future production of potentially higher grade, softer rock. Under the agreement, the Government of Suriname, by participating in cost sharing, will acquire a 30% interest in the joint venture. Production from the joint venture area will be subject to a power rate of $0.11 per kilowatt hour. As the Company moves forward, it needs to acquire additional properties and further delineate surrounding resources before an assessment can be made of what work is required to bring these resources into production.

Capital spending for development and expansion projects amounted to $3.3 million in the second quarter 2013 and related to the expansion of the site where plans will be finalized by the third quarter 2013 to further define the expansion potential of bringing in the satellite resources. Spending is related to mining equipment for expansion ($1.0 million), the third ball mill ($1.8 million) and the feasibility study ($0.5 million).

ESSAKANE EXPANSION

The plant expansion at Essakane to accommodate an increasing proportion of hard rock is on track for completion by the end of 2013. Ore grades in 2013 are expected to be 10%-15% lower than the life of mine average, mainly due to the processing of lower-grade, softer ore that had been stockpiled in prior years. As Essakane moves into harder rock, the higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. The improved grades will bring the grade average in line with the life of mine average. Essakane also remains on track for bringing into production the softer ore from the Falagountou satellite deposit in 2014, six months ahead of the original mine plan.

Second quarter 2013 spending of $56.1 million for the Phase 2 expansion relates to construction, mine and mill equipment.

WESTWOOD DEVELOPMENT

The mill commenced production at the end of the first quarter 2013. The mill is processing ore from the Mouska mine. The stockpiled ore from 2012 and the ore mined from Mouska in 2013 are expected to produce approximately 60,000 ounces. Production from the Westwood mine, estimated at approximately 80,000 ounces for 2013, is ramping up through the year.

The Westwood project expenditures in the second quarter 2013 of $43.7 million consisted of significant infrastructure preparation and construction, including completing surface infrastructure, mill refurbishing and the paste fill plant. Underground development work in the second quarter 2013 totaled 4,139 metres of lateral and vertical excavation.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

NIOBEC EXPANSION

Based on the prefeasibility study completed in early 2012 for Niobec, the Company is proceeding with a feasibility study using the block caving mining method. The completion of the feasibility study for the Niobec expansion is expected in the third quarter 2013 followed by the finalization of the permitting process in the second quarter 2014. Niobec is a stable business that generates a predictable stream of cash flow. While the expected rate of return for the Niobec expansion is attractive and the feasibility study will be completed this year, this project will remain on hold indefinitely until there is a partner to jointly fund the project.

Spending of $14.1 million in the second quarter 2013 was related to completion of the expansion feasibility study, land acquisition costs and mine development associated with expansion and construction.

JOINT VENTURES – SADIOLA SULPHIDE PROJECT

With the exception of prior commitments, sustaining capital and capitalized stripping, the Company will not proceed with this project without both a partner and a gold price environment necessary to generate attractive project returns. The Company’s attributable spending in the second quarter 2013 for the project of $1.4 million was related to previous commitments on equipment.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in eight countries located in West Africa and North and South America for the six months ended June 30, 2013.

In the second quarter 2013, exploration expenditures totaled $23.2 million ($35.4 million in the second quarter 2012), of which $15.8 million was expensed and $7.4 million was capitalized. Drilling activities from all projects totaled approximately 95,800 metres for the second quarter 2013 (over 213,850 metres during the six months ended June 30, 2013).

Ended June 30	Three months			Six months
($ millions)	2013	Change	2012	2013	Change	2012
Exploration projects – greenfield	$7.5	(48%)	$14.4	$15.3	(43%)	$26.7
Exploration projects – brownfield[1]	10.6	(43%)	18.5	22.8	(31%)	33.2

	18.1	(45%)	32.9	38.1	(36%)	59.9
Côté Gold project[2]	5.1	219%	1.6	12.9	706%	1.6
Other scoping and feasibility studies	—	(100%)	0.9	1.0	(38%)	1.6

	$23.2	(34%)	$35.4	$52.0	(18%)	$63.1

[1]

Exploration projects - brownfield exclude $1.0 million of expenditures related to Sadiola and Yatela for the second quarter 2013 and $1.2 million for the same prior year period ($1.8 million for the six months ended 2013 and $1.9 million for the same prior year period).

[2]	Expenditures for the Côté Gold project include pre-feasibility studies, permitting and exploration.

OUTLOOK – 2013 EXPLORATION

The following table represents the current outlook for exploration expenditures for 2013 after the $40 million reduction in exploration expenditures:

($ millions)	Capitalized	Expensed	Total
Exploration projects – greenfield	$0.1	$32.2	$32.3
Exploration projects – brownfield[1]	26.5	13.6	40.1

	26.6	45.8	72.4
Côté Gold project[2]	0.2	24.3	24.5
Other scoping and feasibility studies	—	2.1	2.1

	$26.8	$72.2	$99.0

[1]	Exploration projects - brownfield exclude $3.2 million of planned expenditure related to Sadiola and Yatela.
[2]	Planned expenditures for the Côté Gold project include prefeasibility studies, permitting and exploration.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

The outlook for 2013 exploration expenditures is $99.0 million, down $48.2 million as compared to the 2012 full year exploration spend, excluding spending of $5.1 million related to Sadiola and Yatela which are now accounted for using the equity method of accounting. In light of the Company’s $100 million cost reduction initiative, the Company has re-prioritized its global exploration activities and lowered its 2013 exploration outlook by $40 million compared to initial guidance for 2013. The reduction in exploration activities relates to greenfield projects ($14.9 million), brownfield projects ($18.6 million), and the Côté Gold project ($6.5 million). The reduction in Côté Gold spending reflects the deferral of some exploration costs into future years, as well as a redesign of some study components. Changes are not anticipated to impact the timing of the project. Nevertheless, the Company plans to undertake significant greenfield exploration campaigns on priority projects in Ontario, Brazil and Senegal, and largely maintain planned resource development drilling programs at the Rosebel, Essakane, Westwood and Niobec operations.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

A total of 7,750 metres of diamond drilling was completed on the Côté Gold project in the second quarter 2013, including a limited program to the east of the resource area. The primary aim of the winter exploration program, which was concluded in May 2013, was to complete infill drilling in those areas of the resource where winter freeze conditions facilitated improved access. This program was successfully completed, as planned, and results will be used to complete a further resource update as part of the ongoing prefeasibility work. Exploration activities continue with the objective to expand the limits of the Côté Gold deposit and evaluate priority targets elsewhere within the 516 square kilometre exploration property.

The federal and provincial permitting processes were launched with the start of environmental assessment processes. The Canadian Environmental Assessment Agency reviewed the project description submitted in March 2013 and officially commenced a standard environment assessment (“EA”) on May 13, 2013. In parallel timelines, the Company volunteered to complete an Individual EA for the Côté Gold project and on May 10, 2013, released a draft Terms of Reference. The Federal Environmental Impact Statement guidelines and the provincial Terms of Reference will direct the Company’s preparation of the coordinated EA. The EA report is on track to be submitted by the end of 2013 and completion of the EA processes is expected by the end of 2014.

Work on the prefeasibility study, scheduled for completion by the end of 2013, continued during the quarter and this is expected to be followed by a feasibility study planned for completion mid-2015. If the project economics based on the projected gold price environment do not meet the Company’s required rate of return, then IAMGOLD will have the option of deferring the project. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during the second quarter 2013 at Essakane, Rosebel, Westwood and Niobec.

ESSAKANE, BURKINA FASO

Over 21,500 metres of diamond and reverse circulation drilling were completed on the Essakane mine lease during the second quarter 2013, including more than 8,500 metres of resource delineation and development drilling designed to upgrade existing inferred resource areas within the Essakane Main Zone and evaluate an oxide target representing a potential southern extension of the deposit. Also included is nearly 11,250 metres of infill drilling completed on the main zone of the Falagountou deposit and on a new mineralized zone, highlighted in 2012, located approximately one kilometre to the southeast. The assay results, when received and validated, will be used to revise and update the resource models.

ROSEBEL, SURINAME

Over 15,550 metres of diamond drilling were completed on the Rosebel mine lease with the primary goal of increasing the soft oxide and transitional rock resource inventories. Drilling was carried out under this initiative at the Rosebel and Mayo deposits, with testing of potential near-surface strike extensions of the Koolhoven and Pay Caro deposits. Initial results at Rosebel are considered encouraging and further work is planned. Resource delineation and development drilling were also completed at East Pay Caro and Mayo.

An exploration drilling program was completed to test priority targets on the mining concession. Initial results are mixed, despite the intersection of quartz vein systems containing visible gold, and further work will be considered. Elsewhere on the property, geological mapping and geochemical sampling programs continued, including a mechanical auger drill program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

WESTWOOD, QUEBEC, CANADA

Approximately 26,800 metres of diamond drilling were completed at Westwood during the second quarter 2013 as part of the revised (85,240 metre) 2013 underground drill program. The primary objective of the program is to upgrade existing mineral resources to an indicated category. Six drill rigs were dedicated to resource delineation drilling, with results confirming continuity of mineralized zones between the 84-05 and 132-09 levels. The above total also includes over 3,000 metres of exploration drilling completed below the 132-level. Exploration work planned for the second half of 2013 has been deferred as part of the announced exploration budget reductions.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

As part of the development work, the exploration ramp and underground drifts were extended by 3,663 metres during the quarter to improve access for definition drilling in the upper parts of the deposit.

NIOBEC, QUEBEC, CANADA

During the second quarter 2013, more than 11,100 metres of diamond drilling were completed at Niobec. Underground resource delineation drilling contributed over 4,200 metres to this total, with the remaining 6,900 metres directed towards the acquisition of geological and geotechnical information to assist in the design of planned mine development and surface infrastructure. Resource development drilling was carried out from levels 1150, 1850 and 2100 in the central and eastern parts of the deposit to increase information within the block caving footprint (Blocks 3 to 6). Drill results returned to date are as expected and continue to upgrade resources to mineral reserves. On-going metallurgical test work was carried out during the quarter to confirm estimated recoveries as part of the resource estimation process.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on some 13 early to advanced stage greenfield exploration projects during the second quarter 2013.

Highlights during the quarter include:

BOTO, SENEGAL

On July 29, 2013, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Boto Gold Project in eastern Senegal. The resource estimate, based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, incorporates assay results from 423 diamond and reverse circulation drill holes totaling 56,832 metres. The estimate comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is April 19, 2013. Although the 2013 drilling program has now ceased with the onset of the annual rainy season, which generally persists in the region from mid-July to October, the Company expects to resume drilling as conditions improve. The Company plans to continue advancing the project towards the commissioning of a scoping study in 2014 and will complete further resource updates as merited.

PITANGUI, BRAZIL

Just under 4,400 metres of diamond drilling were completed during the second quarter 2013 to continue exploration of the recent gold discoveries at the Company’s wholly owned Pitangui property in Brazil. At the São Sebastião prospect, a continuous zone of gold mineralization has been traced for 1,400 metres along strike within Banded Iron Formation (“BIF”) host rocks. An infill drilling campaign has been initiated to constrain geological and mineralization models to support a planned mineral resource estimate scheduled for completion in the fourth quarter 2013.

Drilling at the Aparição target, located approximately three kilometres southeast of São Sebastião, has confirmed the existence of a second mineralization system on the property, with all six holes completed to date intersecting sulphide-bearing BIF units. Initial assay results have confirmed the presence of gold mineralization similar to the São Sebastião prospect.

FOUGADIAN AND SIRIBAYA JOINT VENTURES, MALI

Field activities resumed on the Company’s exploration joint venture projects in Mali during the second quarter 2013. Aircore drilling programs commenced at the Fougadian (IAMGOLD – Avnel joint venture) and Siribaya (IAMGOLD – Merrex joint venture) projects where totals of approximately 5,000 metres and 3,900 metres were completed respectively for the period. Both programs will evaluate regional geochemical anomalies identified through termite mound sampling.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2013		2012[1]				2011[2]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues from continuing operations	$301.1	$305.3	$398.5	$336.3	$364.5	$354.1	$417.9	$367.3

Net earnings/(losses) from continuing operations	$(25.3)	$17.3	$94.6	$86.7	$60.9	$129.0	$145.8	$60.0
Net earnings/(losses)	$(25.3)	$17.3	$94.6	$86.7	$60.9	$129.0	$145.8	$50.7
Net earnings/(losses) attributable to equity holders of IAMGOLD	$(28.4)	$10.9	$84.6	$78.0	$52.9	$119.2	$133.6	$40.7

Basic earnings/(losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32	$0.36	$0.11
Diluted earnings/(losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$0.03	$0.22	$0.21	$0.14	$0.32	$0.35	$0.11

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	The revenues from continuing operations for 2011 have been adjusted to reflect the equity method of accounting for the Sadiola and Yatela joint ventures.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the second quarter 2013 with $607.9 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at June 30, 2013 was $682.4 million, down $346.2 million compared to December 31, 2012 due to lower current assets ($362.9 million), partially offset by lower current liabilities ($16.7 million).

Current assets were down compared to December 31, 2012 mainly due to less cash and cash equivalents of $350.0 million resulting from capital expenditures spent on mining assets ($384.7 million), the payment of dividends ($50.2 million), loans provided to related parties ($23.7 million) and interest paid ($19.7 million), offset partially by cash generated from operating activities ($137.4 million).

Working Capital[1]		June 30, 2013	December 31, 2012[3]
Working capital	($ millions)	$682.4	$1,028.6
Current working capital ratio[2]		3.1	4.1

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.
[3]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

As at June 30, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At June 30, 2013, the Company has committed $65.8 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

Gold Bullion		June 30, 2013	December 31, 2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
End of period spot price for gold	($/oz)	$1,192	$1,658
End of period market value	($ millions)	$160.6	$223.3

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

CONTRACTUAL OBLIGATIONS

Contractual obligations at June 30, 2013 were $1,107.4 million and included capital commitments and the contractual cash flows on the senior unsecured notes. These obligations will be met through available cash resources and net cash from operating activities.

The Company also holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risk section.

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

MARKETABLE SECURITIES

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. At the end of the second quarter 2013, the Company reviewed its marketable securities for objective evidence of impairment and determined that an impairment charge of $16.1 million was required during the second quarter 2013 (six months ended June 30, 2013 – $24.9 million), of which $9.0 million (six months ended June 30, 2013 – $14.3 million) was transferred from other comprehensive income to interest income, derivatives and other investment gains (losses) in the consolidated interim financial statements.

INVESTMENT IN ASSOCIATES

Associates (Galane Gold Ltd. and INV Metals Inc.) are included in the consolidated balance sheets as investments in associates and joint ventures in the consolidated interim financial statements. The Company’s share of earnings (losses) is included in the consolidated interim financial statements as share of net earnings from investments in associates and joint ventures (net of income tax) in the consolidated interim financial statements. The Company reviewed its investment in associates for objective evidence of impairment and determined that an impairment charge of $23.2 million was required during the second quarter 2013 for the investment in Galane Gold Ltd. and the investment in INV Metals Inc. (first six months ended June 30, 2013 – $41.8 million) as a result of a significant decline in the market value of the shares. As the Company has no ability to control these investments, it is not permitted to utilize an alternate valuation method, which may have otherwise found the investments to have a market value in excess of their carrying amount.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

At the end of June 2013, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros, oil and aluminum.

At June 30, 2013, the Company’s outstanding derivative contracts were as follows:

Contracts	2013	2014

Foreign Currency
Canadian dollar contracts (millions of C$)	150.0	305.2
Contract rate range (C$/$)	C$1.0000 – C$1.0650/$	C$1.0200 – C$1.0975/$
Hedge ratio[1]	46%	45%

Euro contracts (millions of €)	91.2	96.0
Contract rate range ($/€)	$1.1841–$1.3450/	€$1.2475/ €
Hedge ratio[1]	54%	31%

Commodities
Crude oil option contracts (barrels)	291,000	—
Contract price range ($/barrel of crude oil)	$75 - $95	—
Hedge ratio[1]	48%	—

Aluminum contracts (tonnes)	1,800	2,400
Contract rate range ($/tonne)	$1,955 – $2,146	$1,900 – $2,150
Hedge ratio[1]	76%	49%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec, Essakane and Westwood mines and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments please refer to the Company’s consolidated interim financial statements at June 30, 2013.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

SHAREHOLDERS’ EQUITY

In January 2013, the Company paid a semi-annual dividend declared in December 2012 in the amount of $0.125 per share totaling $47.1 million. For the second quarter 2013, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in July 2013 totaling $47.0 million. The payment of dividends to non-controlling interests for the three months ended June 30, 2013 was $1.6 million.

Number issued and outstanding (millions)	June 30, 2013	August 9, 2013
Shares	376.6	376.6
Share options	5.6	5.6

CASH FLOW

Ended June 30 ($ millions)	Three months		Six months
	2013	2012[1]	2013	2012[1]
• Operating activities	$37.9	$69.6	$137.4	$218.8
• Investing activities	(192.1)	(672.0)	(391.3)	(800.6)
• Financing activities	(43.4)	(27.9)	(94.7)	(80.3)
• Unrealized impact from changes in foreign currency exchange rates on cash and cash equivalents	(3.1)	(2.5)	(1.4)	3.3

Decrease in cash and cash equivalents	(200.7)	(632.8)	(350.0)	(658.8)
Cash and cash equivalents, beginning of period	648.0	1,020.7	797.3	1,046.7

Cash and cash equivalents, end of period	$447.3	$387.9	$447.3	$387.9

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

OPERATING ACTIVITIES

Net cash from operating activities was lower during the second quarter 2013 than the same prior year period by $31.7 million. The decrease in net cash from operating activities was mainly due to lower revenues and higher cost of sales ($74.4 million) and higher unfavourable changes to non-cash working capital items and non-current ore stockpiles ($26.5 million), partially offset by lower income tax paid ($58.0 million).

INVESTING ACTIVITIES

Net cash used in investing activities during the second quarter 2013 was mainly the result of capital expenditures related to mining assets, which were lower than the same prior year period given the acquisition of the Côté Gold project in the second quarter 2012.

FINANCING ACTIVITIES

Net cash used in financing activities during the second quarter 2013 was higher than the same prior year period mainly due to the increase in interest paid ($18.2 million) as a result of the senior unsecured debt issued in the third quarter 2012.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2012 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2012 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting, was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that there are no material changes to the Company’s internal control over financial reporting and that the internal controls were effective as of December 31, 2012.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2013.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS AND ESTIMATES

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The judgments, estimates, assumptions and risks discussed here reflect updates from note 3(s) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Impairment analysis of goodwill and non-financial assets

The Company performs impairment testing on an annual basis, as at December 31, and more frequently if there are indicators of impairment. As at June 30, 2013, the carrying amount of the Company’s net assets exceeded its market capitalization which, together with a significant decline in the gold price during the second quarter 2013, was concluded to be an indication of potential impairment of the carrying amount of the Company’s net assets. Accordingly, the Company assessed the recoverable amounts of each cash-generating unit (“CGU”), including goodwill.

Goodwill acquired through business combinations has been allocated to CGUs at a reportable segment level for impairment testing. Goodwill of $168.4 million has been allocated to the Suriname gold operation and $88.3 million to the Doyon division.

For the impairment test, fair value less costs of disposal (“FVLCD”) was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections in the Company’s most current life of mine (“LOM”) plans.

LOM plans, which are typically developed annually and available for the Company’s December 31 impairment testing, are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of future gold prices, production based on current estimates of recoverable reserves and resources, future operating costs and future foreign exchange rates.

In the second quarter 2013, the Company used the 2012 LOM plans for all CGUs, except for the Suriname gold operation, which used the LOM plan created as part of the Rosebel expansion feasibility study. The cash flows are for periods up to the date that mining is expected to cease, which is between 12 and 21 years for the Company’s owner-operator mines (Suriname gold operation, Essakane, Doyon division and Niobec) and between two and eight years for the Company’s joint ventures (Sadiola and Yatela).

Real after-tax discount rates include country and project risks. These rates were based on the weighted average cost of capital specific to each CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessments of the time value of money, equity market volatility and the risks specific to the CGU for which the cash flows have not already been adjusted. The range of discount rates used for the Company’s owner-operator mines has not changed from December 31, 2012 – 5.75% to 9.00%. The discount rate used for the joint venture mines was 6.50% (December 31, 2012 – 6.00%). These rates were calculated with reference to market information from third-party sources.

Short and long-term realized gold prices used in the impairment assessment were determined by reference to external market participant sources. The average short-term gold price assumption used in the first five years of the impairment assessments was $1,425 per ounce (December 31, 2012 – $1,615 per ounce) and the long-term gold price assumption used was $1,400 per ounce (December 31, 2012 – $1,400 per ounce).

Gold companies typically trade at a market capitalization that is based on a multiple of their discounted cash flows referred to as a “NAV multiple”. For consistency in market evaluations, a NAV multiple was applied, where applicable, to represent a CGU’s exploration potential beyond the identified reserves and resources and expectation of continued higher production than modeled.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, impairments may be identified.

The possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. A material decline in the long-term gold price assumption would cause the Company to review its mine plan and future capital expenditures and expansion plans accordingly.

Based on the assessment performed by the Company on its CGUs, including goodwill allocated to those CGUs, the Company concluded that the recoverable amounts of its CGUs exceeded their carrying amounts as at June 30, 2013.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, please refer to Company’s consolidated interim financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks, which are evolving, or emerging risks are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

For a comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A which are described in the following section.

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of tax, such as impairments of investments in associates and marketable securities, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, unrealized derivative gains or losses, gains or losses on sales of assets and marketable securities, write down of receivables, restructuring charges, changes in estimates of asset retirement obligations at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

The following table provides a reconciliation of earnings before income tax expense as per the consolidated interim financial statements, to adjusted net earnings attributable to equity holders of IAMGOLD.

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Earnings before income tax expense	$3.6	$108.3	$56.9	$287.1

Adjusted items:
• Impairment of investments	39.3	14.9	66.7	19.5
• Interest expense on senior unsecured notes	5.3	—	13.0	—
• Foreign exchange losses (gains)	(0.2)	0.6	1.4	(10.5)
• Unrealized derivative losses (gains)	9.6	5.8	21.6	(3.8)
• Gains on sale of marketable securities	—	(3.7)	—	(9.3)
• Losses (gains) on sale of assets	(0.1)	0.1	0.2	(2.2)
• Write down of receivables[2]	12.2	—	12.2	—
• Restructuring charges	1.4	—	1.4	—
• Changes in estimates of asset retirement obligations at closed sites	(10.2)	3.6	(12.5)	0.5

	57.3	21.3	104.0	(5.8)

Adjusted earnings before income tax	60.9	129.6	160.9	281.3
• Income tax expense	(28.9)	(47.4)	(64.9)	(97.2)
• Tax impact of adjusted items	1.3	1.1	1.4	0.6
• Non-controlling interests	(3.1)	(8.0)	(9.5)	(17.8)

Adjusted net earnings attributable to equity holders of IAMGOLD	$30.2	$75.3	$87.9	$166.9

Basic weighted average number of common shares outstanding (millions)	376.6	376.1	376.6	376.0

Basic adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.08	$0.20	$0.23	$0.44

Effective adjusted tax rate (%)	45%	36%	39%	34%

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]

Includes $5.1 million related to the write down of receivables at Yatela, which is reported on the consolidated statements of earnings in share of net earnings (losses) from investments in associates and joint ventures (net of income tax).

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period for gold sales after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012[2]	2013	2012[2]
Revenues	$301.1	$364.5	$606.4	$718.6
Niobium revenues	(49.8)	(48.4)	(99.5)	(96.8)
Royalty revenues	(2.2)	(2.4)	(4.5)	(3.8)
By-product credits	(0.1)	(0.1)	(0.4)	(0.7)

Gold revenue – owner-operator	249.0	313.6	502.0	617.3
Gold sales – owner-operator (000s oz)	183	198	338	376

Average realized gold price per ounce[1] – owner-operator ($/oz)	$1,362	$1,591	$1,485	$1,645

Revenues, joint venture mines	41.2	46.1	86.2	96.2

By-product credits	—	—	(0.1)	(0.1)

Gold revenue – joint venture mines	41.2	46.1	86.1	96.1

Gold sales – joint venture mines (000s oz)	28	28	56	58

Average realized gold price per ounce[1] – joint venture mines ($/oz)	$1,446	$1,607	$1,540	$1,649

Average realized gold price per ounce[1] – gold mines[3] ($/oz)	$1,373	$1,593	$1,493	$1,645

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[3]	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Doyon division, Sadiola and Yatela on an attributable basis.

EARNINGS FROM MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

Ended June 30	Three months			Six months
($ millions, except where noted)	2013	Change	2012[1]	2013	Change	2012[1]
Revenues	$301.1	(17%)	$364.5	$606.4	(16%)	$718.6
Cost of sales	212.6	5%	201.6	397.0	4%	380.4

Earnings from mining operations	$88.5	(46%)	$162.9	$209.4	(38%)	$338.2

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

TOTAL CASH COSTS

The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce produced. The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations.

These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Cost of sales[2], excluding depreciation expense	$171.4	$161.4	$317.4	$302.8
Less: Cost of sales for non-gold segments[3], excluding depreciation expense	33.0	32.5	64.4	63.5

Cost of sales for gold segments, excluding depreciation expense	138.4	128.9	253.0	239.3
Adjust for:
By-product credit (excluded from cost of sales)	(0.1)	(0.1)	(0.4)	(0.7)
Stock movement	14.5	(3.1)	29.3	4.6
Other mining costs	(4.6)	(3.6)	(8.8)	(8.3)
Cost attributed to non-controlling interests[4]	(8.3)	(8.8)	(16.9)	(16.9)

	1.5	(15.6)	3.2	(21.3)

Total cash costs – owner-operator mines	139.9	113.3	256.2	218.0
Attributable gold production – owner-operator mines (000s oz )	185	177	344	352

Total cash costs – owner-operator mines ($/oz)[5]	$754	$641	$744	$619

Total cash costs – joint venture mines	28.5	37.3	60.4	73.7
Attributable gold production – joint venture mines (000s oz)	29	27	58	59

Total cash costs – joint venture mines ($/oz)[5]	$995	$1,349	$1,045	$1,234

Total cash costs – gold mines[6]	168.4	150.6	316.6	291.7
Total attributable gold production (000s oz)	214	204	402	411

Total cash costs – gold mines ($/oz)[5]	$787	$737	$787	$708

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	As per note 26 of the Company’s consolidated interim financial statements.
[3]	Non-gold segments consist of Niobium, Corporate, and Exploration and Evaluation.
[4]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[6]	Gold mines, as used with total cash costs, consists of Rosebel, Essakane, Doyon division, Sadiola and Yatela, on an attributable basis.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Ended June 30	Three months		Six months
($/oz of gold)	2013	2012	2013	2012
Average realized gold price[1]	$1,373	$1,593	$1,493	$1,645
Total cash costs – gold mines[2]	787	737	787	708

Gold margin	$586	$856	$706	$937

[1]	Refer to page 31.
[2]	Refer to page 32.

ALL-IN SUSTAINING COSTS

Beginning in the second quarter 2013, the Company adopted an all-in sustaining costs per ounce sold measure. The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture all of the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) are working to define an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold. At present the WGC has 23 members, including IAMGOLD Corporation.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with costs of sales, excluding depreciation expense, and includes sustaining capital expenditures, by-product credits, corporate general and administrative costs, sustaining exploration and evaluation expenses and environmental rehabilitation accretion and depreciation.

This measure seeks to represent the costs of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation which is on attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane and Doyon division), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines and the Niobium contribution). The Niobium contribution consists of the Niobec mine’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

[1]	Refer to page 35.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

Ended June 30	Three months		Six months
($ millions, attributable, except where noted)	2013	2012	2013	2012
AISC – owner-operator mines
Cost of sales[1], excluding depreciation expense	$130.4	$119.9	$236.7	$222.5
Sustaining capital expenditures[1]	52.7	49.2	114.3	87.6
By-product credit (excluded from cost of sales)	—	—	(0.3)	(0.7)
Corporate general and administrative costs[3]	12.9	13.3	25.0	25.4
Realized (gains) losses on hedges	(3.5)	0.1	(3.6)	(0.3)
Environmental rehabilitation accretion and depreciation	2.8	1.1	4.3	2.2

	195.3	183.6	376.4	336.7

AISC – joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	31.8	40.5	63.5	77.9
Adjustments to cost of sales[2] – joint venture mines	13.0	5.5	21.1	15.3

	44.8	46.0	84.6	93.2

AISC – gold mines	$240.1	$229.6	$461.0	$429.9

AISC contribution – niobium
Sustaining capital expenditures – niobium	10.7	18.8	19.1	33.0
Less: Operating margin, excluding depreciation – niobium	(21.2)	(17.5)	(41.1)	(35.9)

	(10.5)	1.3	(22.0)	(2.9)

AISC – total	$229.6	$230.9	$439.0	$427.0

Attributable gold sales – owner-operator (000s oz)	173	184	316	349
AISC – owner-operator[4] ($/oz)	$1,133	$1,002	$1,191	$967
AISC – owner-operator, excluding by-product credit[4] ($/oz)	$1,133	$1,002	$1,192	$969

Attributable gold sales – gold mines (000s oz)	201	212	372	407
AISC – gold mines[4] ($/oz)	$1,196	$1,083	$1,239	$1,057
AISC – gold mines, excluding by-product credit[4] ($/oz)	$1,196	$1,083	$1,240	$1,059

Attributable gold sales – gold mines (000s oz)	201	212	372	407
Impact of niobium contribution[4] ($/oz)	$(53)	$6	$(59)	$(7)

Attributable gold sales – total (000s oz)	201	212	372	407
AISC – total[4] ($/oz)	$1,143	$1,089	$1,180	$1,050
AISC – total, excluding by-product credit[4] ($/oz)	$1,143	$1,089	$1,181	$1,052

[1]

Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 26 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 12 for sustaining capital expenditures at 100% basis.

[2]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[3]	Calculated as total general and administrative expense excluding depreciation expense as per note 20 of the consolidated interim financial statements.
[4]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Net cash from operating activities per consolidated interim financial statements	$37.9	$69.6	$137.4	$218.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
• Receivables and other current assets	4.5	5.2	(3.0)	(10.9)
• Inventories and non-current ore stockpiles	(6.3)	11.8	20.8	38.2
• Accounts payable and accrued liabilities	32.2	(13.1)	28.3	8.2

Net cash from operating activities before changes in working capital	$68.3	$73.5	$183.5	$254.3

Basic weighted average number of common shares outstanding (millions)	376.6	376.1	376.6	376.0

Basic net cash from operating activities before changes in working capital per share ($/share)	$0.18	$0.20	$0.49	$0.68

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of the operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per the consolidated interim financial statements.

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012	2013	2012
Revenues from the Niobec mine[2]	$49.8	$48.4	$99.5	$96.8
Cost of sales from the Niobec mine, excluding depreciation expense[2]	(29.3)	(31.1)	(59.4)	(60.9)
Other items	0.7	0.2	1.0	—

Operating margin	$21.2	$17.5	$41.1	$35.9

Sales volume (millions of kg Nb)	1.3	1.2	2.5	2.4

Operating margin[1] ($/kg Nb)	$17	$15	$17	$15

[1]	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.
[2]	Refer to note 26 of the consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER MD&A – JUNE 30, 2013